Exhibit (a)(1)(J)

September 7, 2005

To Our Shareholders:

Emtec, Inc. (“Emtec”), is offering to purchase up to 2,864,584 shares of its common stock at a purchase price of $1.92 per share, net to you in cash, without interest. On September 6, 2005, the last trading day prior to commencement of the tender offer, the last reported sale price of our shares of common stock on the OTC Bulletin Board was $2.45 per share.

If you do not wish to participate in the tender offer, you do not need to take any action.

As previously announced, on August 5, 2005 we completed our merger transaction with DARR Westwood Technology Corporation pursuant to which the former Darr shareholders received approximately 9,528,110 shares of our common stock and a warrant to purchase an additional 10% of our then outstanding common stock. In accordance with the terms of the merger transaction, we agreed to initiate a self tender having an aggregate purchase price of $5.5 million at a price of $1.92 per share.

The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you wish to tender your shares of common stock, instructions on how to tender shares of common stock are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither Emtec nor any member of its Board of Directors, the Depositary, nor the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares of common stock. You must make your own decision as to whether to tender your shares of common stock and, if so, how many shares of common stock to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal including our reasons for making the tender offer. You should also discuss whether to tender your shares of common stock with your broker or other financial or tax advisor. Emtec’s current directors have indicated that they do not intend to tender any of their own shares of common stock in the tender offer, however certain Emtec executive officers and former directors have indicated that they intend to tender their own shares of common stock in the tender offer as more specifically discussed in Section 11 of the Offer to Purchase.

Please note that the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 4, 2005, unless we extend it.

Any shareholder whose shares of common stock are properly tendered directly to Zions First National Bank, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares of common stock through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable.

If you have any questions regarding the tender offer or need assistance in tendering your shares of common stock, please contact D.F. King & Co., Inc., the Information Agent for the tender offer, at (800) 290-6431.

Sincerely,

Dinesh Desai Chairman and Chief Executive Officer